UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Prospector Capital Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G7273A 105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7273A 105	Schedule 13G

1	NAME OF REPORTING PERSON Prospector Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,125,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,125,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,125,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20% (4)
12	TYPE OF REPORTING PERSON OO

(1)	The securities are held directly by Prospector Sponsor LLC (the “Sponsor”) and indirectly by Derek Aberle, Nick Stone, Steve Altman and Mike Stone, each of whom is a managing member of the Sponsor and shares voting and dispositive power over the securities held directly by the Sponsor. As a result, each of the Sponsor and Messrs. Aberle, Stone, Altman and Stone may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of Messrs. Aberle, Stone, Altman and Stone disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2)	The Sponsor owns 8,125,000 Class B Ordinary Shares of the Issuer, which are convertible for shares of the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-251523) and have no expiration date.

(3)	Excludes 5,666,667 Class A Ordinary Shares issuable upon the exercise of 5,666,667 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of January 12, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities--Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-251523).

(4)	Based on 32,500,000 Class A Ordinary Shares and 8,125,000 Class B Ordinary Shares outstanding as of December 17, 2021.

CUSIP No. G7273A 105	Schedule 13G

1	NAME OF REPORTING PERSON Derek Aberle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,125,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,125,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,125,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by Prospector Sponsor LLC (the “Sponsor”) and indirectly by Derek Aberle, Nick Stone, Steve Altman and Mike Stone, each of whom is a managing member of the Sponsor and shares voting and dispositive power over the securities held directly by the Sponsor. As a result, each of the Sponsor and Messrs. Aberle, Stone, Altman and Stone may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of Messrs. Aberle, Stone, Altman and Stone disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2)	The Sponsor owns 8,125,000 Class B Ordinary Shares of the Issuer, which are convertible for shares of the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-251523) and have no expiration date.

(3)	Excludes 5,666,667 Class A Ordinary Shares issuable upon the exercise of 5,666,667 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of January 12, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities--Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-251523).

(4)	Based on 32,500,000 Class A Ordinary Shares and 8,125,000 Class B Ordinary Shares outstanding as of December 17, 2021.

CUSIP No. G7273A 105	Schedule 13G

1	NAME OF REPORTING PERSON Nick Stone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,125,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,125,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,125,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by Prospector Sponsor LLC (the “Sponsor”) and indirectly by Derek Aberle, Nick Stone, Steve Altman and Mike Stone, each of whom is a managing member of the Sponsor and shares voting and dispositive power over the securities held directly by the Sponsor. As a result, each of the Sponsor and Messrs. Aberle, Stone, Altman and Stone may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of Messrs. Aberle, Stone, Altman and Stone disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2)	The Sponsor owns 8,125,000 Class B Ordinary Shares of the Issuer, which are convertible for shares of the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-251523) and have no expiration date.

(3)	Excludes 5,666,667 Class A Ordinary Shares issuable upon the exercise of 5,666,667 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of January 12, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities--Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-251523).

(4)	Based on 32,500,000 Class A Ordinary Shares and 8,125,000 Class B Ordinary Shares outstanding as of December 17, 2021.

CUSIP No. G7273A 105	Schedule 13G

1	NAME OF REPORTING PERSON Steve Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,125,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,125,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,125,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by Prospector Sponsor LLC (the “Sponsor”) and indirectly by Derek Aberle, Nick Stone, Steve Altman and Mike Stone, each of whom is a managing member of the Sponsor and shares voting and dispositive power over the securities held directly by the Sponsor. As a result, each of the Sponsor and Messrs. Aberle, Stone, Altman and Stone may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of Messrs. Aberle, Stone, Altman and Stone disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2)	The Sponsor owns 8,125,000 Class B Ordinary Shares of the Issuer, which are convertible for shares of the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-251523) and have no expiration date.

(3)	Excludes 5,666,667 Class A Ordinary Shares issuable upon the exercise of 5,666,667 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of January 12, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities--Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-251523).

(4)	Based on 32,500,000 Class A Ordinary Shares and 8,125,000 Class B Ordinary Shares outstanding as of December 17, 2021.

CUSIP No. G7273A 105	Schedule 13G

1	NAME OF REPORTING PERSON Mike Stone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,125,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,125,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,125,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by Prospector Sponsor LLC (the “Sponsor”) and indirectly by Derek Aberle, Nick Stone, Steve Altman and Mike Stone, each of whom is a managing member of the Sponsor and shares voting and dispositive power over the securities held directly by the Sponsor. As a result, each of the Sponsor and Messrs. Aberle, Stone, Altman and Stone may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of Messrs. Aberle, Stone, Altman and Stone disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2)	The Sponsor owns 8,125,000 Class B Ordinary Shares of the Issuer, which are convertible for shares of the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-251523) and have no expiration date.

(3)	Excludes 5,666,667 Class A Ordinary Shares issuable upon the exercise of 5,666,667 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of January 12, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities--Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-251523).

(4)	Based on 32,500,000 Class A Ordinary Shares and 8,125,000 Class B Ordinary Shares outstanding as of December 17, 2021.

Item 1(a). Name of Issuer:

Prospector Capital Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1250 Prospect St.

Suite 200

La Jolla, CA 92037

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Prospector Sponsor LLC

2.	Derek Aberle

3.	Nick Stone

4.	Steve Altman

5.	Mike Stone

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1250 Prospect St.

Suite 200

La Jolla, CA 92037

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G7273A 105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Prospector Sponsor LLC

By:	/s/ Nick Stone
Name:	Nick Stone
Title:	Managing Member

Derek Aberle

By:	/s/ Derek Aberle
Name:	Derek Aberle

Nick Stone

By:	/s/ Nick Stone
Name:	Nick Stone

Steve Altman

By:	/s/ Steve Altman
Name:	Steve Altman

Mike Stone

By:	/s/ Mike Stone
Name:	Mike Stone

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 14, 2022, by and among Prospector Sponsor LLC, Derek Aberle, Nick Stone, Steve Altman and Mike Stone.